April 14, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Jonathan Burr and Pamela Howell

Re:	Green Stream Holdings Inc.
Offering Statement on Form 1-A
Post -qualification Amendment No. 2
Filed April 13, 2020
File No. 024-11086

Dear Mr. Burr and Ms. Howell:

Post-qualification Amendment No.2 filed April 13, 2020 General

1.	We note your response to comment 1. However, page III-2 does not identify your principal executive officer, principal financial officer and principal accounting officer. Please revise your signatures on page III-2 to identify your principal executive officer, principal financial officer and principal accounting officer.

Revised, please see page III-2 of the 1-A POSA3

2.	Please update your phone number as the number appears to be disconnected. See Item 1(b) of Form 1-A.

Updated, please see Item 1(b) of the 1-A POSA3

Exhibits

3.	We note your response to comment 2 and the updated legality opinion. It appears the legal opinion only opines on 10,026,665 shares. Please have counsel revise the legality opinion to opine on the sale of up to 100,226,665 shares of common stock.

Revised to reflect the correct number of shares. See Exhibit 12.1 on the 1-A POS A3

Please call our counsel at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Madeline Cammarata
Name:	Madeline Cammarata
Title:	President